May 8, 2009

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

RE:	Crane Co.
Form 10-K for the fiscal year ended December 31, 2008
Definitive Proxy Statement filed March 6, 2009
File Number: 1-1657

Dear Mr. Decker:

In connection with your review of the Crane Co. (the “Company”) Form 10-K for the year ended December 31, 2008 and the Definitive Proxy Statement filed on March 6, 2009, we respectfully submit the following responses to the comments included in your letter of April 15, 2009. Each of the Staff’s comments are restated in bold with our responses to the comments following immediately thereafter in italics.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses and thank you for your attention devoted to our filing.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revision to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

RESPONSE:

As requested by the Staff we have provided supplemental information to illustrate what our proposed revisions will look like in the Company’s future filings. We further advise the Staff that such revisions, where appropriate, have been reflected in the Company’s first quarter Form 10-Q which was filed on May 8, 2009.

Item 1A. Risk Factors, page 11

2. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. Such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

RESPONSE:

In future filings, and beginning with the Company’s first quarter Form 10-Q, as suggested by the Staff, we will not make qualifying or limiting statements regarding either 1) risks of which we are not aware, or 2) risks that are currently deemed by us to be immaterial. Specifically, we will remove the following sentences from our introductory paragraph:

...“however, these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial also may adversely affect our business or financial performance.”

Management’s Discussion and Analysis, page 19

Outlook, page 28

3. You discuss your earnings outlook for 2009 in terms of revenue and operating profit, including that deteriorating global economic conditions, commercial airline financial distress/consolidation, changes in raw material and commodity prices, interest rates, foreign currency exchange rates have impacted your earnings outlook. Please expand this discussion to also address the expected impact of these factors on your liquidity and capital resources. Refer to Items 303(a)(1) and (2) of Regulation S-K.

RESPONSE:

We advise the Staff that the “Outlook” section of our Report was prepared with the objective of providing the reader with management’s then- current understanding of the Company’s end-markets and, in particular, the expected impact of changes in said markets on sales and earnings for 2009. Following the “Outlook” section of our Report, we provide context regarding the impact of these conditions on our liquidity and capital resources under the caption, “Liquidity and Capital Resources”, where we discuss the impact of the unfavorable or deteriorating global economic conditions on the Company’s liquidity in the sub-section titled, “Operating Activities”. That said, we agree with the Staff that our disclosure specific to the Company’s “Outlook” would be improved if we provided added disclosure regarding known trends or any known demands, commitments, events or uncertainties that may result in our liquidity increasing or decreasing in any material way, similar to those presented by the current economic conditions and the impact on our sales and earnings, in that same section. Furthermore, in addition to the added context around operating activities, we agree to and we will, in future filings, also provide management’s expectations regarding future spending on capital expenditures, which was also noted in the Staff’s fifth comment on our Form 10-K filing.

Liquidity and Capital Resources, page 29

4. You believe that cash provided by operating activities and funds available under your existing committed $300 million revolving credit facility will be sufficient to finance short- and long-term capital requirements, as well as fund cash payments associated with your asbestos and environmental exposures and restructuring program initiatives. Please expand your discussion to address your consideration of the following in making this determination:

•	The 18% decline in cash provided by operating activities during the year- ended December 31, 2008 compared to the year ended December 31, 2007;

•	The expected increase in 2009 pension contributions discussed on page 30; and

•	The expected decrease in 2009 revenues discussed on page 28.

RESPONSE:

We advise the Staff that, as you noted, during the year-ended December 31, 2008, our cash provided by operating activities declined 18%, or $41.4 million compared to the year ended December 31, 2007. This was due primarily to the fact that we received $41.5 million of asbestos-related insurance receipts during 2007 from policy buy-outs and had no comparable receipts in 2008. Although we discuss the year-over-year change in asbestos-related payments as well as the increase in pension contributions and the impact of the expected decrease in revenues on our liquidity in the “Operating Activities” section on pages 29 and 30, we agree with the Staff that our disclosure would be improved if we correlate the discussion of such variables in the overview section of “Liquidity and Capital Resources”, in particular when making the assertion regarding the sufficiency of cash provided by operating activities to sustain both short and long-term capital requirements. In future filings, and beginning with the Company’s first quarter Form 10-Q, we will supplement our disclosure in this section of our Reports to include supporting rationale with respect to the Company’s assertions on its liquidity, as follows (subject to facts and circumstances enabling us to, in fact, continue to make such assertions), using the Company’s Form 10-Q by way of example:

“Cash and cash equivalents decreased $22 million to $210 million at March 31, 2008 compared with $232 million at December 31, 2008. Our operating philosophy is to use cash provided from operating activities to provide value to shareholders by paying dividends and/or repurchasing shares, by reinvesting in existing businesses and by making acquisitions that will complement our portfolio of businesses. Recent disruptions in the credit markets and concerns about global economic growth for industrial businesses have, however, had a significant and adverse impact on financial markets and, to an extent, our operating results during the latter half of 2008 and through the first three months of 2009. In response, we have initiated a variety of actions to conserve cash and maintain liquidity:

•	In December 2008, we announced a series of actions to align our cost base to lower levels of demand expected in 2009. We anticipate these efforts to yield $37 million in savings in 2009.

•	We expect to reduce engineering expenses associated with the development of the Boeing 787 brake control system by $25 million in 2009.

•	We expect to reduce our level of capital expenditures in 2009 to approximately $35 million, which compares to $45 million in 2008.

•	Our repurchase of shares, which is discretionary and flexible, may not occur in the same amount or at the same pace as in prior years.

•

We have no borrowings outstanding under our five-year $300 million Amended and Restated Credit Agreement (which expires in September 2012) and we have no significant debt maturities coming due until the third quarter of 2013, when senior, unsecured notes having an aggregate principal amount of $200 million mature.

Notwithstanding the lower levels of demand forecasted in 2009, our current cash balance together with cash generated from future operations and $265 million available under our existing committed $300 million revolving credit facility are expected to be sufficient to finance our short- and long-term capital requirements, as well as fund cash payments associated with our asbestos and environmental exposures, Restructuring Program initiatives and expected increases in pension contributions.”

We supplementally advise the Staff that, during the first quarter of 2009, we did not have any share repurchases, which compared to $40 million of share repurchases in the same period last year.

We will provide similar disclosures in our future filings concerning the actions we are taking or may potentially take in the future to maintain our liquidity, as appropriate.

5. Please disclose the expected amounts of future spending on capital expenditures, including whether the portions of the expected amounts are related to growth or maintenance.

RESPONSE:

In future filings, we will expand our discussion to include expected amounts of future spending on capital expenditures, including reference as to the expected nature of such expenditures, doing so in a manner consistent with the example language provided in our response to your comment 4, which precedes this response. By way of example, and as included in the Company’s first quarter Form 10-Q:

“Capital expenditures are made primarily for increasing capacity, replacing equipment, supporting new product development and improving information systems.

We expect full-year 2009 capital expenditures to be $35 million, compared to $45 million in 2008 .”

Application of Critical Accounting Policies

Valuation of Long-Lived Assets, page 32

6. Please consider expanding your critical accounting policy to provide additional insight on how you perform your impairment analysis under SFAS 144 as follows:

•

Please expand your discussion on how you determine when property, plant and equipment should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

•	Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144; and

•

Please discuss the significant estimates and assumptions used to determine estimated future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.

RESPONSE:

In future filings, we will replace the current disclosure with the following language in Part II, Item 7, under, “Application of Critical Accounting Policies”:

“Valuation of Long-Lived Assets: We review our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Examples of events or changes in circumstances could include, but are not limited to, a prolonged economic downturn, current period operating or cash flow losses combined with a history of losses or a forecast of continuing losses associated with the use of an asset or asset group, or a current expectation that an asset or asset group will be sold or disposed of before the end of its previously estimated useful life. Recoverability is based upon projections of anticipated future undiscounted cash flows associated with the use and eventual disposal of the long-lived asset (or asset group), as well as specific appraisal in certain instances. Reviews occur at the lowest level for which identifiable cash flows are largely independent of cash flows associated with other long-lived assets or asset groups. If the future undiscounted cash flows are less than the carrying value, then the long-lived asset is considered impaired and a loss is recognized based on the amount by which the carrying amount exceeds the estimated fair value. Judgments we make which impact these assessments relate to the expected useful lives of long-lived assets and our ability to realize any undiscounted cash flows in excess of the carrying amounts of such assets, and are affected primarily by changes in the expected use of the assets, changes in technology or development of alternative assets, changes in economic conditions, changes in operating performance and changes in expected future cash flows. Since judgment is involved in determining the fair value of long-lived assets, there is risk that the carrying value of our long-lived assets may require adjustment in future periods.”

Goodwill and Other Intangible Assets, page 33

7. In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and other intangible assets, please consider disclosing the following:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•

Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

RESPONSE:

In future filings, we will replace the current disclosure with the following language in Part II, Item 7, under “Application of Critical Accounting Policies”:

“The Company’s business acquisitions typically result in the acquisition of goodwill and other intangible assets. The Company follows Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, which requires that the Company, on at least an annual basis, evaluate the fair value of the reporting units to which goodwill is assigned and attributed and compare that fair value to the carrying value of the reporting unit to determine if impairment exists. Impairment testing takes place more often than annually if events or circumstances indicate a change in status that would indicate a potential impairment. A reporting unit is an operating segment unless discrete financial information is prepared and reviewed by segment management for businesses one level below that operating segment (a “component”), in which case the component would be the reporting unit. In certain instances, we have aggregated components of an operating segment into a single reporting unit based on similar economic characteristics. At December 31, 2008, we had twelve reporting units.

When performing our annual impairment assessment, we compare the fair value of each of our reporting units to their respective carrying value. Goodwill is considered to be potentially impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are established primarily by discounting estimated future cash flows at an estimated cost of capital which varies for each reporting unit and which, as of our most recent annual impairment assessment, ranged between 10% and 15%, reflecting the respective inherent business risk of each of the reporting units tested. The determination of discounted cash flows is based on the businesses’ strategic plans and long-range planning forecasts. The revenue growth rates included in the forecasts represent our best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each reporting unit based on the current cost structure and anticipated net cost increases/reductions. There are inherent uncertainties related to these assumptions, including changes in market conditions, and management’s judgment in applying them to the analysis of goodwill impairment. In addition to the foregoing, for each reporting unit, market multiples are used to corroborate our discounted cash flow results where fair value is estimated based on EBITDA multiples determined by available public information of comparable businesses. While we believe we have made reasonable estimates and assumptions to calculate the fair value of our reporting units, it is possible a material change could occur. If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings. No impairment charges have been required during 2006, 2007 and 2008, respectively.”

Pension Plans, page 33

8. On page 30, you state that the actual rates of return for your pension plans during the year ended December 31, 2008 were below the expected long-term rates of return due to the current adverse conditions in the global securities market. In addition, the disclosures on pages 47 and 48 show a significant decrease in the funded status of your plans from December 31, 2007 to December 31, 2008 as well as a substantial reduction in the percentage of your pension plan assets invested in equity securities. Please discuss the impact of the above factors in the estimates and assumptions used during the year ended December 31, 2008 as well as the expected impact of these factors on your future determination of net periodic pension costs and future pension contributions. Please also explain why your continued use of an 8.75% expected rate of return continues to be appropriate for 2008 in light of your current plan asset allocations.

RESPONSE:

In future filings, we will incorporate additional language regarding the impact of these conditions on our liquidity and capital resources under the caption, “Liquidity and Capital Resources”, in the sub-section titled, “Operating Activities” as follows (using the 2008 Form 10-K by way of example):

“Pension plan estimates and assumptions included in our 2008 financial statements were established as of December 31, 2007, consistent with current U.S. Generally Accepted Accounting Principles (“GAAP”). These assumptions were based on management’s best estimates in consultation with its pension advisors at that time and were made prior to the global economic effects of adverse financial market conditions during 2008. Similarly, the decision to reduce the percentage of plan assets invested in equity securities occurred during 2008 and did not impact our estimates and assumptions for 2008.

The significant decline in the funded status which occurred during 2008, largely driven by lower than expected asset returns in 2008, will result in a materially higher pension expense in 2009 and likely higher expense in future periods. Specifically, we anticipate our 2009 global pension expense to be approximately $19 million, which represents an increase of $19 million over 2008. In addition, in 2009, we anticipate making $15 million of contributions into our pension plans worldwide as compared to $10 million during 2008. Looking forward to 2010, we anticipate funding requirements will exceed our 2009 contributions, largely driven by the implementation of the Pension Protection Act in the U.S.”

In addition to the foregoing, in future filings we will incorporate additional language in Note 7 of the Notes to the Consolidated Financial Statements in the narrative section following the table which discloses the “weighted-average assumptions used to determine net periodic benefit cost” to ensure a clearer discussion regarding our assumptions on the expected return on plan assets (using the 2008 Form 10-K by way of example):

“In the U.S., the 8.75% expected return on assets assumption for 2009 reflects a long-term asset allocation target. The percentage of U.S. pension plan assets invested in equity securities as of year end 2008 is below the Company’s long-term target, due to tactical decisions made in 2008 to mitigate portfolio losses. We anticipate this equity allocation will increase over the course of 2009 as financial markets stabilize.”

Financial Statements

Notes to the Financial Statements

Note 1 – Nature of Operations and Significant Accounting Policies, page 41

General

9. Please disclose the types of expenses that you include in the cost of sales line item, including whether you allocate a portion of depreciation and amortization expense to cost of sales, and the types of expenses that you included in the selling, general and administrative line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	The line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•

In MD&A that your cost of sales line item and any ratios calculated based on this line item may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from cost of sales, including them instead in a line item, such as selling, general and administrative expenses.

RESPONSE:

In future filings, we will incorporate the following additional language in Note 1 of the Notes to Consolidated Financial Statements under the caption, “Cost of Goods Sold” and “Selling, General and Administrative Expenses”, respectively:

“Cost of goods sold includes material, labor and direct overhead and related purchase and distribution costs. In addition, inventoried cost and, accordingly, cost of goods sold include allocations of other expenses that are part of the production process, such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, amortization of production-related intangible assets and depreciation expense. We also include costs directly associated with products sold, such as warranty provisions.”

“Selling, general and administrative expense is charged to income as incurred. Such expenses include the costs of promoting and selling products and include such items as compensation, advertising, sales commissions and travel. In addition, compensation for other operating activities such as executive office administrative and engineering functions are included, as well as general operating expenses such as office supplies, non-income taxes, insurance and office equipment rentals.”

In addition, we supplementally advise the Staff that we do not exclude routine manufacturing costs from our inventory, or related cost of sales, and thus we believe additional MD&A disclosures in that regard are not necessary.

Inventories, page 42

10. You disclose that the approximate cost at domestic locations is principally determined on the last-in, first-out method of inventory valuation. Your disclosures indicate that you are using multiple methods to value your inventory. You should use one inventory method for similar types of inventories. A mixture of methods should only be used for different types of inventories, particularly where there are valid business reasons for doing so. Please disclose which types of inventory you use each method for. Please disclose whether you use more than one method for any similar types of inventory. If so, please also disclose your basis for doing this. In a portion of these instances, this may be due to a specific method not being allowed in certain countries.

RESPONSE:

The Company will expand its inventory accounting policy in future filings. The Company expects to modify the language, as follows:

“Inventories include the costs of material, labor and overhead and are stated at the lower of cost or market. Domestic inventories are stated at either the lower of cost or market using the last-in, first-out method (LIFO) or the lower of cost or market using the first-in, first-out (FIFO) method. The Company uses LIFO for most domestic locations, which is allowable under U.S. GAAP, primarily because this method was elected for tax purposes and thus required for financial statement reporting purposes. Inventories held in foreign locations are primarily stated at the lower of cost or market using the FIFO method. The LIFO method is not being used at the Company’s foreign locations as such a method is not allowable for tax purposes. Liquidations of LIFO inventories have increased cost of sales by $2.2 million and reduced cost of sales by $0.2 million for the years ended December 31, 2008 and 2007, respectively. The portion of inventories costed using the LIFO method was 25% and 24%, of consolidated inventories at December 31, 2008 and 2007, respectively. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $16.8 million and $13.5 million at December 31, 2008 and 2007, respectively.”

Although it is the Company’s understanding that there is no authoritative accounting literature precluding the use of differing inventory valuation methods, we acknowledge the guidance published by the AICPA Task Force on LIFO Inventory Problems titled, “Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories” and advise the Staff that the Company has not previously changed accounting methods, either from or to LIFO as referenced in said guidance, nor do we have plans to do so.

Goodwill and Intangible Assets, page 42

11. Please separately present changes due to translation and other adjustments separately in your tables showing changes to goodwill and intangible assets during each period presented.

RESPONSE:

In future filings, and beginning with the Company’s first quarter Form 10-Q, we will augment our tabular disclosure to present translation and other adjustments separately, as follows:

Changes to goodwill, are as follows:

(in thousands)	Year Ended December 31, 2009	Year Ended December 31, 2008
Balance at beginning of period
Additions
Divestitures
Adjustments to purchase price allocations
Currency Translation

Balance at end of period

Changes to intangible assets, are as follows:
(in thousands)	Year Ended December 31, 2009	Year Ended December 31, 2008
Balance at beginning of period, net
Additions
Amortization expense
Currency Translation
Asset write-downs

Balance at end of period, net

12. Please disclose the weighted-average amortization period in total and for each major intangible asset class. Refer to paragraph 44(a)(3) of SFAS 142.

RESPONSE:

In future filings, and beginning with the Company’s first quarter Form 10-Q, we will augment our tabular disclosure in order to report in total, and by major intangible asset class, the weighted-average amortization period, as follows:

A summary of intangible assets are as follows:

		2009			2008
(in thousands)	Weighted-avg. Amort. Period (in years)	Gross Asset	Accum. Amort.	Net	Gross Asset	Accum. Amort.	Net
Intellectual Rights
Customer Relationships & Backlog
Drawings
Other

Total

Note 4 – Accrued Liabilities, page 46

13. Please disclose the statement of operations line item which includes your warranty provision. Your summary of changes in warranty liabilities shows a significant increase in the amount of payments and deductions in 2008. Please disclose what caused the significant increase, including whether it was due to an increase in the amount of claims. If the amount of claims increased in 2008, please disclose what caused the increase and whether you expect to see similar increases in 2009 and beyond. If the significant increase in the amount of payments and deductions is due to your determination that an accrual needed to be reduced through the statement of operations, please disclose the statement of operations line item which includes this reduction as well as the corresponding amount.

RESPONSE:

In future filings, we will disclose the statement of operations line item which includes our warranty provision (cost of sales) and we will augment our tabular summary of changes in warranty liability as illustrated below. Specifically, we will replace the category labeled “additions” with two new categories entitled, “Expense” and “Additions through acquisition”; previously, additions through acquisition were included as a component of “payments/deductions”, as they were not considered, nor reported, as growth in the liability through the statement of operations. Specifically, the 2007 “payments/deductions” category included approximately $10.6 million of acquired warranty obligations, therefore, reducing the overall category balance by that same amount and causing the variance noted by the Staff. In addition, as referenced in the table below, we will add a category for “Currency Translation”, as a component portion of the year-over-year change is caused by fluctuations in foreign exchange rates (such amounts were also previously reported in the “payments/deductions” category). If necessary, to the extent there is any notable period-to-period variability in our warranty expense, or to the extent that there are significant deductions which are not due to payments and which affect the determination of net income, we will disclose the underlying reasons for such variability, both in the Notes to the Consolidated Financial Statements as well as

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

A summary of the warranty liability is as follows:

(in thousands) December 31,	Year Ended December 31, 2009	Year Ended December 31, 2008
Balance at beginning of period
Expense
Additions through acquisition
Payments/deductions
Currency Translation

Balance at end of period

Note 8 – Long-Term Debt and Notes Payable, page 49

14. You disclose your required and actual ratios for the financial covenant under the five-year, $300 million Amended and Restated Credit Agreement. Please also consider disclosing the specific computation used to arrive at the actual ratio with a corresponding reconciliation to US GAAP amounts, if necessary. Please confirm that you do not have any material debt covenants in your other debt agreements, including cross default provisions. If so, please also provide similar disclosures for these covenants as well. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please clearly disclose whether you are in compliance with all of the covenants and other restrictions in your debt agreements.

RESPONSE:

We acknowledge the Staff’s comment and we will provide additional details regarding financial covenant compliance in our future filings. We supplementally advise the Staff that the Company’s outstanding 5.5% and 6.55% notes do not contain any material debt covenants, or cross default provisions. Only the Company’s five-year, $300 million Amended and Restated Credit Agreement (the “facility”), of which no amounts have been outstanding in any of the three years presented in the Company’s Form 10-K, contains any such covenants. We will augment our disclosure in future filings to acknowledge the aforementioned statements and we will provide a tabular disclosure with respect to the leverage ratio covenant, as follows:

“The agreement contains a leverage ratio covenant requiring a ratio of total debt to total capitalization of less than or equal to 65%. At December 31, 200X, the Company’s ratio was X%:

As of December 31, 200X
Short-term borrowings
Long-term debt

Total Indebtedness

Total Indebtedness
Total Shareholders’ Equity

Total Capitalization

Total Indebtedness to Total Capitalization

15. Please disclose the interest rate for the five-year, $300 million Amended and Restated Credit Facility. If it is subject to variable interest rate based on an index, please disclose how the interest rate is determined, including the particular index used. Please also disclose the actual interest rate for each period presented.

RESPONSE:

In future filings, we will augment our current disclosure specific to the $300 million Amended and Restated Credit Facility as follows:

“Interest is based on, at the Company’s option, (1) a LIBOR-based formula that is dependent in part on the Company’s credit rating (LIBOR plus 105 basis points as of the date of this Report; up to a maximum of LIBOR plus 145 basis points), or (2) the greatest of (i) the JPMorgan Chase Bank, N.A.’s prime rate, (ii) the Federal Funds rate plus 50 basis points, (iii) a formula based on the three-month CD Rate plus 100 basis points or (iv) an adjusted LIBOR rate plus 100 basis points.”

We supplementally advise the Staff that there were no borrowings outstanding under the five-year, $300 million Amended and Restated Credit Facility during any of the periods ended December 31, 2008, 2007 and 2006.

Note 10 – Commitments and Contingencies, page 50

16. Given that it appears significant judgment is used in arriving at your asbestos liability amounts and that this liability represents approximately 46% of your total liabilities, please provide additional insight as to how you arrive at the liability amounts. In this regard, please address the following:

•

You disclose that you made your best estimate of the costs through 2017 based on the analysis by HR&A completed in October 2007. The methodology used by HR&A to project future asbestos costs is based largely on your experience during the two full preceding calendar years (and additional quarterly periods to the estimate date) for claims filed, settled, and dismissed. Please disclose what information is provided by HR&A and how you use this information to arrive at the estimated liability amount. Please disclose if you have received any updated information from HR&A since October 2007. Please discuss the overall methodology used in arriving at this amount. For example, you should clarify if an average settlement amount is determined based on recent history and applied to outstanding claims as well as projected claims;

•

Please discuss the significant estimates and assumptions used to determine the liability amount. You should discuss how sensitive the liability estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others and consider providing a sensitivity analysis of those assumptions based upon reasonably likely changes;

•	Please disclose how you determine how much of the liability amounts should be recorded as a current liability versus a long-term liability;

•	Please disclose whether the liability amount has been discounted. If so, please disclose the discount rate used and the undiscounted amount;

•	Please disclose the average settlement amount per claim;

•	Please disclose the range of loss in excess of amounts accrued that is reasonably possible or state that such an estimate cannot be made;

•

It appears that the additional liability of $586 million recorded during the year ended December 31, 2007 is primarily due to you updating and extending the estimate of your asbestos liability from asbestos claims filed through 2017 instead of through 2011. Please clarify how you determine the appropriate period to use in arriving at this estimate; and

•	Please expand your disclosures for the other contingencies related to environmental matters and product liability matters to address the above items, as applicable.

Refer to SAB Topic 5:Y and paragraph 10 of SFAS 5.

RESPONSE:

In future filings, and beginning with the Company’s first quarter Form 10-Q, we will supplement our disclosure with respect to our overall methodology, including continued emphasis with respect to the significant estimates and assumptions used to determine our asbestos liability amount. We advise the Staff that our responses below are categorized by each bulleted comment received and, accordingly, we repeat each bulleted comment together with our comment response:

•

You disclose that you made your best estimate of the costs through 2017 based on the analysis by HR&A completed in October 2007. The methodology used by HR&A to project future asbestos costs is based largely on your experience during the two full preceding calendar years (and additional quarterly periods to the estimate date) for claims filed, settled, and dismissed. Please disclose what information is provided by HR&A and how you use this information to arrive at the estimated liability amount. Please disclose if you have received any updated information from HR&A since October 2007. Please discuss the overall methodology used in arriving at this amount. For example, you should clarify if an average settlement amount is determined based on recent history and applied to outstanding claims as well as projected claims;

With respect to the methodology developed and used by HR&A to project future asbestos costs as well as the process by which the Company evaluates periodic updates received by HR&A, we will supplement our discussion as follows (we have underlined new disclosures for the convenience of the Staff):

“The Company has retained the firm of Hamilton, Rabinovitz & Associates, Inc. (“HR&A”), a nationally recognized expert in the field, to assist management in estimating the Company’s asbestos liability in the tort system. HR&A reviews information provided by the Company concerning claims filed, settled and dismissed, amounts paid in settlements and relevant claim information such as the nature of the asbestos-related disease asserted by the claimant, the jurisdiction where filed and the time lag from filing to disposition of the claim. The methodology used by HR&A to project future asbestos costs is based largely on the Company’s experience during a base reference period consisting of the two full preceding calendar years (and additional quarterly periods to the estimate date) for claims filed, settled and dismissed. The Company’s experience is then compared to the results of previously conducted epidemiological studies estimating the number of individuals likely to develop asbestos-related diseases. Those studies were undertaken in connection with national analyses of the population of workers believed to have been exposed to asbestos. Using that information, HR&A estimates the number of future claims that would be filed against the Company and estimates the aggregate settlement or indemnity costs that would be incurred to resolve both pending and future claims based upon the average settlement costs by disease during the reference period. This methodology has been accepted by numerous courts. After discussions with the Company, HR&A augments its liability estimate for the costs of defending asbestos claims in the tort system using a forecast from the Company which is based upon discussions with its defense counsel. Based on this information, HR&A compiles an estimate of the Company’s asbestos liability for pending and future claims, based on claim experience over the past two to three years and covering claims expected to be filed through the indicated period.”

In addition, the following underlined discussion will be added to the beginning of the second full paragraph of the section titled, “Liability Estimate”:

“Management has made its best estimate of the costs through 2017 based on the analysis by HR&A completed in October 2007. Each quarter, HR&A compiles an update based upon the Company’s experience in claims filed, settled and dismissed during the updated reference period as well as average settlement costs by disease category (mesothelioma, lung cancer, other cancer, asbestosis and other non-malignant conditions) during that period. Management discusses these trends and their effect on the liability estimate with HR&A and determines whether a change in the estimate is warranted. As part of this process the Company also takes into account trends in the tort system such as those enumerated above.”

•

Please discuss the significant estimates and assumptions used to determine the liability amount. You should discuss how sensitive the liability estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others and consider providing a sensitivity analysis of those assumptions based upon reasonably likely changes;

We will augment our current discussion regarding the significant estimates and assumptions used to determine the liability amount at the end of first full paragraph of the section titled, “Effects on the Condensed Consolidated Financial Statements”, as follows (we have underlined the new disclosure for the convenience of the Staff):

“The most significant factors affecting the liability estimate are (1) the number of new mesothelioma claims filed against the Company, (2) the average settlement costs for mesothelioma claims, (3) the percentage of mesothelioma claims dismissed against the Company and (4) the aggregate defense costs incurred by the Company. These factors are interdependent, and no one factor predominates in determining the liability estimate. Although the methodology used by HR&A will also show claims and costs for periods subsequent to the indicated period (up to and including the endpoint of the asbestos studies referred to above), management believes that the level of uncertainty regarding the various factors used in estimating future asbestos costs is too great to provide for reasonable estimation of the number of future claims, the nature of such claims or the cost to resolve them for years beyond the indicated estimate.”

•	Please disclose how you determine how much of the liability amounts should be recorded as a current liability versus a long-term liability;

•	Please disclose whether the liability amount has been discounted. If so, please disclose the discount rate used and the undiscounted amount;

We advise the Staff that the following discussion will be added to the end of the second full paragraph of the section titled, “Liability Estimate”:

“None of these estimated costs have been discounted to present value due to the inability to reliably forecast the timing of payments. The current portion of the total estimated liability at December 31, 2008 was $91 million and represents the Company’s best estimate of total asbestos costs expected to be paid during the twelve-month period ending December 31, 2009. Such amount is based upon the HR&A model together with the Company’s prior year payment experience for both settlement and defense costs.”

•	Please disclose the average settlement amount per claim;

With respect to the average settlement cost per claim, the Company believes that disclosure of average settlement cost per claim would be detrimental to its litigation defense posture and settlement negotiations with asbestos claimants. Settlement amounts are negotiated on a claim-by-claim basis, and disclosure of these settlements, even on an average basis, could jeopardize future settlement negotiations. Moreover, settlement amounts vary by jurisdiction, and disclosure of higher amounts than are typically negotiated in a given jurisdiction could also jeopardize the Company’s position in subsequent settlement negotiations. The Company respectfully submits that this item can be omitted without making the disclosure misleading.

•	Please disclose the range of loss in excess of amounts accrued that is reasonably possible or state that such an estimate cannot be made;

We respectfully advise the Staff that at the end of the first paragraph titled, “Liability Estimate”, the Company currently makes the following disclosure:

“While it is probable that the Company will incur additional charges for asbestos liabilities and defense costs in excess of the amounts currently provided, the Company does not believe that any such amount can be reasonably estimated beyond 2017. Accordingly, no accrual has been recorded for any costs which may be incurred for claims made subsequent to 2017.”

In addition, we supplementally advise the Staff that the section of the Company’s asbestos disclosure titled, “Uncertainties” was designed, in part, to discuss the key factors that support the Company’s assertion that an estimated loss in excess of amounts accrued cannot presently be determined. We acknowledge, however, that the Company’s disclosure would be improved with a more clear statement to that effect. For the Staff’s convenience, we have included the relevant narrative discussion from the Company’s Form 10-K below, together with the underlined proposed change that will be incorporated in future filings, beginning with the Company’s first quarter Form 10-Q:

“Uncertainties. Estimation of the Company’s ultimate exposure for asbestos-related claims is subject to significant uncertainties, as there are multiple variables that can affect the timing, severity and quantity of claims. The Company cautions that its estimated liability is based on assumptions with respect to future claims, settlement and defense costs based on recent experience during the last few years that may not prove reliable as predictors. A significant upward or downward trend in the number of claims filed, depending on the nature of the alleged injury, the jurisdiction where filed and the quality of the product identification, or a significant upward or downward trend in the costs of defending claims, could change the estimated liability, as would substantial adverse verdicts at trial. A legislative solution or a revised structured settlement transaction could also change the estimated liability.

The same factors that affect developing estimates of probable settlement and defense costs for asbestos-related liabilities also affect estimates of the probable insurance payments, as do a number of additional factors. These additional factors include the financial viability of the insurance companies, the method by which losses will be allocated to the various insurance policies and the years covered by those policies, how settlement and defense costs will be covered by the insurance policies and interpretation of the effect on coverage of various policy terms and limits and their interrelationships. In addition, due to the uncertainties inherent in litigation matters, no assurances can be given regarding the outcome of any litigation, if necessary, to enforce the Company’s rights under its insurance policies.

Many uncertainties exist surrounding asbestos litigation, and the Company will continue to evaluate its estimated asbestos-related liability and corresponding estimated insurance reimbursement as well as the underlying assumptions and process used to derive these amounts. These uncertainties may result in the Company incurring future charges or increases to income to adjust the carrying value of recorded liabilities and assets, particularly if the number of claims and settlement and defense costs change significantly or if legislation or another alternative solution is implemented; however, the Company is currently unable to predict such future changes and, accordingly, while it is probable that the Company will incur additional charges for asbestos liabilities and defense costs in excess of the amounts currently provided, the Company does not believe that any such amount can be reasonably determined. Although the resolution of these claims may take many years, the effect on the results of operations, financial position and cash flow in any given period from a revision to these estimates could be material.

•

It appears that the additional liability of $586 million recorded during the year ended December 31, 2007 is primarily due to you updating and extending the estimate of your asbestos liability from asbestos claims filed through 2017 instead of through 2011. Please clarify how you determine the appropriate period to use in arriving at this estimate; and

We advise the Staff that the section of our asbestos disclosure titled, “Liability Estimate”, together with the last full paragraph of the preceding section titled, “Effects on the Condensed Consolidated Financial Statements” includes substantial discussion regarding the key factors supporting our determination of the forecast period through 2017. We respectfully request that our disclosure remain as currently drafted. For the Staff’s convenience, we have extracted and included that discussion below:

“Liability Estimate. With the assistance of HR&A, effective as of September 30, 2007, the Company updated and extended its estimate of the asbestos liability, including the costs of settlement or indemnity payments and defense costs relating to currently pending claims and future claims projected to be filed against the Company through 2017. The Company’s previous estimate was for asbestos claims filed through 2011. As a result of this updated estimate, the Company recorded an additional liability of $586 million as of September 30, 2007. The Company’s decision to take this action at such date was based on several factors. First, the number of asbestos claims being filed against the Company has moderated substantially over the past several years, and in the Company’s opinion, the outlook for asbestos claims expected to be filed and resolved in the forecast period is reasonably stable. Second, these claim trends are particularly true for mesothelioma claims, which although constituting only 5% of the Company’s total pending asbestos claims, have accounted for approximately 90% of the Company’s aggregate settlement and defense costs over the past five years. Third, federal legislation that would significantly change the nature of asbestos litigation failed to pass in 2006, and in the Company’s opinion, the prospects for such legislation at the federal level are remote. Fourth, there have been significant actions taken by certain state legislatures and courts over the past several years that have reduced the number and types of claims that can proceed to trial, which has been a significant factor in stabilizing the asbestos claim activity. Fifth, the Company has now entered into coverage-in-place agreements with a majority of its excess insurers, which enables the Company to project a more stable relationship between settlement and defense costs paid by the Company and reimbursements from its insurers. Taking all of these factors into account, the Company believes that it can reasonably estimate the asbestos liability for pending claims and future claims to be filed through 2017. While it is probable that the Company will incur additional charges for asbestos liabilities and defense costs in excess of the amounts currently provided, the Company does not believe that any such amount can be reasonably estimated beyond 2017. Accordingly, no accrual has been recorded for any costs which may be incurred for claims made subsequent to 2017.

In the Company’s view, the forecast period used to provide the best estimate for asbestos claims and related liabilities and costs is a judgment based upon a number of trend factors, including the number and type of claims being filed each year, the jurisdictions where such claims are filed and the effect of any legislation or judicial orders in such jurisdictions restricting the types of claims that can proceed to trial on the merits and the likelihood of any comprehensive asbestos legislation at the federal level. In addition, the dynamics of asbestos litigation in the tort system have been significantly affected over the past five to ten years by the substantial number of companies that have filed for bankruptcy protection, thereby staying any asbestos claims against them until the conclusion of such proceedings, and the establishment of a number of post-bankruptcy trusts for asbestos claimants, which are estimated to provide $25 billion for payments to current and future claimants. These trend factors have both positive and negative effects on the dynamics of asbestos litigation in the tort system and the related best estimate of the Company’s asbestos liability, and these effects do not move in a linear fashion but rather change over multi-year periods.

Accordingly, the Company’s management monitors these trend factors over time and periodically assesses whether an alternative forecast period is appropriate.”

•	Please expand your disclosures for the other contingencies related to environmental matters and product liability matters to address the above items, as applicable.

With respect to the Company’s disclosures specific to its environmental liabilities, in future filings, and beginning with the Company’s first quarter Form 10-Q, we will provide the following supplemental discussion under “Other Contingencies – Environmental Matters”, after the first full paragraph:

“Estimates of the Company’s environmental liabilities at the Site are based on currently available facts, present laws and regulations and current technology available for remediation, and are recorded on an undiscounted basis. These estimates consider the Company’s prior experience in Site investigation and remediation, as well as available data from, and in consultation with, the Company’s environmental specialists and the U.S. Environmental Protection Agency (the “EPA”). Estimates at the Site are subject to uncertainties caused primarily by the dynamic nature of Site conditions (which were notable in recent years), the range of remediation alternatives available, together with the corresponding estimates of cleanup methodology and costs, as well as ongoing, required regulatory approvals, primarily from the EPA. Accordingly, it is likely that adjustments to the Company’s liability estimate will be necessary as further information and circumstances regarding Site characterization develop. While actual remediation cost therefore may be more than amounts accrued, the Company believes it has established adequate reserves for all probable and reasonably estimable costs.”

With respect to the Company’s disclosure relative to the portion of the total liability that is short-term, in future filings, the Company will modify the end of the second paragraph, as follows:

“The total estimated liability was $65 million as of December 31, 2008. The current portion was approximately $13 million and represents the Company’s best estimate, in consultation with its technical advisors, of total remediation costs expected to be paid during the twelve-month period ending December 31, 2009.”

In addition, at the end of the second full paragraph of the current disclosure, the Company will include the following paragraph:

“It is not possible at this point to reasonably estimate the amount of any obligation in excess of the Company’s current accruals through the 2014 forecast period because of the aforementioned uncertainties, in particular, the continued significant changes in Site conditions experienced in recent years.”

17. You have recorded an asset of $302 million at December 31, 2008 related to probable insurance reimbursements. Please address the following:

•	Please disclose how you arrive at the probable insurance reimbursement rate as well as how often you update this rate. Please disclose your consideration of historical actual reimbursement rates;

•

Please disclose if you have recorded any probable recovery amounts related to any insurers that are legally contesting your claims. If so, disclose the amount of recorded recoveries related to the insurer and discuss the reasons for concluding that the amounts are probable of recovery. Please also disclose if you have recorded any probable recovery amounts for which there are significant uncertainties regarding the legal sufficiency of the insurance claims or solvency of the insurance carriers; and

•	Please disclose any limitations in the levels of primary and excess insurance that are currently available and how this has been considered in your determination of the asset amount to record.

Refer to Question 2 of SAB Topic 5:Y.

RESPONSE:

In future filings, and beginning with the Company’s first quarter Form 10-Q, we will supplement our disclosure with respect to our probable insurance reimbursements, as referenced in our responses below. We advise the Staff that our responses are categorized by each bulleted comment received and, accordingly, we repeat each bulleted comment together with our comment response. We further advise the Staff that the first section of our response to this comment combines the first and third bullets:

•	Please disclose how you arrive at the probable insurance reimbursement rate as well as how often you update this rate. Please disclose your consideration of historical actual reimbursement rates;

•	Please disclose any limitations in the levels of primary and excess insurance that are currently available and how this has been considered in your determination of the asset amount to record.

We advise the Staff that, in future filings, and beginning with the Company’s first quarter Form 10-Q, the Company will supplement its discussion in the second paragraph titled, “Insurance Coverage and Receivables”, as follows (we have underlined new disclosures in such paragraph for the convenience of the Staff):

“In conjunction with developing the aggregate liability estimate referenced above, the Company also developed an estimate of probable insurance recoveries for its asbestos liabilities. In developing this estimate, the Company considered its coverage-in-place and other settlement agreements described above, as well as a number of additional factors. These additional factors include the financial viability of the insurance companies, the method by which losses will be allocated to the various insurance policies and the years covered by those policies, how settlement and defense costs will be covered by the insurance policies and interpretation of the effect on coverage of various policy terms and limits and their interrelationships. In addition, the timing and amount of reimbursements will vary because the Company’s insurance coverage for asbestos claims involves multiple insurers, with different policy terms and certain gaps in coverage. In addition to consulting with legal counsel on these insurance matters, the Company retained insurance consultants to assist management in the estimation of probable insurance recoveries based upon the aggregate liability estimate described above and assuming the continued viability of all solvent insurance carriers. Based upon the analysis of policy terms and other factors noted above by the Company’s legal counsel, and incorporating risk mitigation judgments by the Company where policy terms or other factors were not certain, the Company’s insurance consultants compiled a model indicating how the Company’s historical insurance policies would respond to varying levels of asbestos settlement and defense costs and the allocation of such costs between such insurers and the Company. Using the estimated liability as of September 30, 2007, the insurance consultant’s model forecasted that approximately 33% of the liability would be reimbursed by the Company’s insurers. An asset of $351 million was recorded as of September 30, 2007 representing the probable insurance reimbursement in respect of the Company’s liability estimate. The asset is reduced as reimbursements and other payments from insurers are received. The asset was $302 million as of December 31, 2008.

The Company reviews the aforementioned estimated reimbursement rate with its insurance consultants on a periodic basis in order to confirm its overall consistency with the Company’s established reserves. Since September 2007, there have been no developments that have caused the Company to change the estimated 33% rate, although actual insurance reimbursements vary from period to period for the reasons cited above. While there are overall limits on the aggregate amount of insurance available to the Company with respect to asbestos claims, those overall limits were not reached by the total estimated liability currently recorded by the Company, and such overall limits did not influence the Company in its determination of the asset amount to record. The proportion of the asbestos liability that is allocated to certain insurance coverage years, however, exceeds the limits of available insurance in those years. The Company allocates to itself the amount of the asbestos liability that is in excess of available insurance coverage allocated to such years.”

•

Please disclose if you have recorded any probable recovery amounts related to any insurers that are legally contesting your claims. If so, disclose the amount of recorded recoveries related to the insurer and discuss the reasons for concluding that the amounts are probable of recovery. Please also disclose if you have recorded any probable recovery amounts for which there are significant uncertainties regarding the legal sufficiency of the insurance claims or solvency of the insurance carriers; and

We advise the Staff that at the end of the first paragraph titled, “Insurance Coverage and Receivables”, in future filings, and beginning with the Company’s first quarter Form 10-Q, the Company will include the following sentence to supplement its current disclosure (provided the Company can, in fact, continue to make such assertion in future filings):

“There are no pending legal proceedings between the Company and any insurer contesting the Company’s asbestos claims under its insurance policies.”

18. Please disclose the name of the court or agency in which legal proceedings are pending, the date instituted, the principal parties thereto and other information pursuant to Item 103 of Regulation S-K for individual claims including those involving Joseph Norris, James Baccus, Chief Brewer and the two separate fiberglass-reinforced plastic material claims.

RESPONSE:

We advise the Staff that we considered paragraph 2 of Item 103 of Regulation S-K which provides a qualification related to such information, and that consideration and the specifics of our case mix resulted in our conclusion not to provide that information. Specifically, paragraph 2 states: “no information need be given with respect to any proceeding that involves primarily a claim for damages if the amount involved does not exceed 10% of the current assets of the Company on a consolidated basis.” We acknowledge that such threshold is neither met as to any single proceeding, nor when combined. We advise the Staff that the specific asbestos cases were disclosed in order to provide additional context and understanding of the Company’s asbestos liability, which is clearly material in the aggregate, but not as to any single proceeding or group of proceedings with similar issues. Similarly, there were several proceedings relating to allegations of failure of the Company’s fiberglass-reinforced plastic material, and although no single proceeding was material as defined in Item 103, the aggregate contingent liability was deemed by the Company to be material to the Company’s results of operations, although not exceeding 10% of the Company’s current assets on a consolidated basis. We supplementally advise the Staff that both product liability cases referenced have since been resolved through settlement and for which adequate accruals were established.

Note 11 – Acquisitions and Divestitures, page 55

19. Please ensure that in the future you consider the existence of identifiable assets when you perform your preliminary purchase price allocation, rather than defaulting to goodwill. Since the allocation is preliminary, it naturally is subject to change, but a reasonable effort should be made even in the preliminary allocation to identify and record acquired intangible assets.

RESPONSE:

We acknowledge the Staff’s comment and we advise the Staff that we do consider such preliminarily allocations to the extent that the timing of year-end or period-end allows for such preliminary allocations to take place (for example, one of the Company’s two acquisitions closed on December 18, 2008), and that in all cases, we provide for final allocations well within the requisite period, with immaterial, if any, catch-up adjustments (such as amortization of intangible assets which do not have indefinite lives) required. We also acknowledge that, in accordance with SFAS 141(R), and consistent with our current internal practices specific to contemplated business combinations, provisional allocations to assets and liabilities require more timely analysis and measurement considering the requirement for the Company to retrospectively adjust amounts preliminarily recognized at the acquisition date to reflect new information about facts and circumstances that existed as of the acquisition date. In addition, we supplementally advise the Staff that we will augment our disclosure in Note 1 to the Consolidated Financial Statements to include the following (using the 2008 Form 10-K by way of example):

“The Company makes an initial allocation of the purchase price at the date of acquisition based upon its understanding of the estimated fair value of the individual acquired assets and liabilities and that the Company obtains this information during due diligence and through other sources. In the months after closing, as the Company obtains additional information about these assets and liabilities and learns more about the newly acquired business, it is able to refine the estimates of fair value and more accurately allocate the purchase price. Factors and information that the Company uses to refine the allocations include, primarily, tangible and intangible asset appraisals. The Company is continuing to evaluate its preliminary allocations associated with certain of its 2008 acquisitions and will make appropriate adjustments to the purchase price allocation prior to the one-year anniversary of the acquisition, as required.”

Note 13 – Segment Information, page 57

20. Please disclose the types of amounts included in the corporate expenses before asbestos lines item as well as corporate assets for each period presented. Please disclose why the corporate amounts, including asbestos and environmental charges, were not allocated to reportable segments. If any amounts are the elimination or reversal of transactions between reportable segments, please present them separately. See paragraphs 31 and 32 of SFAS 131.

RESPONSE:

In future filings, in the narrative section preceding the tabular disclosures, we will incorporate the following paragraph:

“In accordance with SFAS 131, for purposes of segment performance measurement, the Company does not allocate to the business segments items that are of a non-operating nature, including charges which occur from time to time related to the Company’s asbestos liability and its environmental liability associated with the former manufacturing site in Goodyear, Arizona, as such items are not related to current business activities; or corporate organizational and functional expenses of a governance nature. “Corporate expenses-before asbestos” consist of corporate office expenses including compensation, benefits, occupancy, depreciation, and other administrative costs. Assets of the business segments exclude general corporate assets, which principally consist of cash, deferred tax assets, insurance receivables, certain property, plant and equipment, and certain other assets.”

In addition to the foregoing, if necessary, to the extent there is any notable period-to-period variability in the “Corporate expense – before asbestos” line item, we will disclose the underlying reasons for such variability, consistent with our disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We supplementally advise the Staff that there are no amounts included in “Corporate” which represent the elimination or reversal of transactions between reportable segments.

Exhibits 31.1 and 31.2

21. Please file the certification exactly as set forth in Item 601(b)(31)(i) of Regulation S-K including not replacing the word “report” with “annual report” and in paragraph 5 inserting the language “(or persons performing the equivalent functions)” in the introductory paragraph.

RESPONSE:

In future filings, we will file Exhibits 31.1 and 31.2 in strict conformance with Item 601(b) (31)(i) of Regulation S-K. Specifically, in response to the Staff’s comment, we will replace the term “Annual Report” with “report”, throughout the certification and we will insert the phrase, “(or persons performing the equivalent functions)” at the end of paragraph 5.

DEFINITIVE PROXY STATEMENT FILED MARCH 6, 2009

Compensation Discussion and Analysis, page 12

22. We note that you disclose where you target each element of compensation against peer companies for your named executive officers. Please disclose where actual payments of each element of compensation fell for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

RESPONSE:

In future filings, to the extent applicable, we will supplement our disclosure regarding how the Management Organization and Compensation Committee utilizes the competitive market data, as follows:

“The compensation presented in this proxy statement was reviewed and determined by the Committee at several meetings during 2008 and in January 2009 based on its long-standing policy that base salary should be at the 50th percentile of competitive market data while incentive compensation should target the 75th percentile. Base salaries were reviewed in January 2008 by reference to the 50th percentile of the peer group and the broader industrial group data provided to the Committee by Hewitt. Mr. Fast’s annual salary of $950,000 was at the peer group median and at the broad industrial group median, and the Committee decided there should be no adjustment to Mr. Fast’s salary. Mr. MacCarrick joined the Company in July 2008, and the Committee approved his base salary of $380,000 as part of a total compensation package negotiated in connection with his hiring. The Committee reviewed proposed salaries for Messrs. Mitchell, duPont and Ellis as recommended by the Chief Executive Officer. Hewitt determined the salaries for these other named executive officers to be below the median of the peer group and the broad industrial group. The Committee accepted these salary recommendations given its long-standing policy for median salaries as stated above, as well as the significant annual incentive payments each executive received in January 2008 for the Company’s strong operating performance in 2007.

Annual incentive compensation under the Company’s EVA plans was reviewed and approved in January 2009 after the financial results for 2008 were determined, although the Committee had made certain EVA-related decisions at the outset of the plan year in January and February 2008 (e.g. fixing the cost of equity component of the cost of capital and approving ranges for each executive’s participation percentage in the applicable EVA bonus pool). As described below, the Corporate EVA bonus pool for 2008 was a negative $827,000, and negative awards for Messrs. Fast, MacCarrick and duPont are shown as $0 in the Summary Compensation Table under “Non-Equity Incentive Plan Compensation.” Under the terms of the Corporate EVA Plan, Mr. Fast received a payout from his bank account of unpaid prior year awards (plus six percent annual interest) in the amount of $913,396. After taking into account the negative award of $255,000 for Mr. Fast, his bank account was reduced from $1,278,306 to $116,810. This payout amount was determined by Hewitt to be below the 75th percentile for peer group chief executive officer annual incentive payments reported in 2008 proxy statements (generally for performance in 2007), but the Committee took note that the economic downturn affecting the Company’s results in the latter half of 2008 had likely had a similar effect on the peer group companies. Mr. MacCarrick received a guaranteed EVA payout of $200,000 pursuant to the terms of his employment negotiated in connection with his hiring in July 28, 2009. The EVA payouts to the other named executive officers ranged from the median to the 75th percentile of the peer group comparable position annual incentive payments for 2007. The Committee considered these payouts to be appropriate in each case in relation to the performance of the particular operating group or the Company generally and the perceived correlation between operating results and the formula-driven EVA plans.

Long-term incentive compensation in the form of stock options and restricted stock was awarded by the Committee in January 2008 and reflected the Company’s strong operating performance in 2007. Mr. Fast received 130,000 stock options and 80,000 shares of restricted stock which Hewitt determined to be below the 75th percentile of the peer group long-term incentive payments to chief executive officers reported in 2007 proxy statements (generally for performance in 2006). The Committee considered this to be in the appropriate target range in light of the Company’s strong results in 2007, the sizable annual incentive payout to Mr. Fast in January 2008 under the Corporate EVA Incentive Compensation Plan and the overall constraint on stock grants resulting from the Company’s burn rate commitment (annual grants as a percentage of outstanding shares) to shareholders in the 2007 proxy statement. As noted above, Mr. MacCarrick joined the Company in July 2008 and his stock option and restricted stock awards were made pursuant to terms of employment negotiated in connection with his hiring. The other named executive officers each received 30,000 stock options and 6,000 shares of restricted stock in January 2008, which Hewitt determined to be below the 75th percentile of the peer group comparable position for long-term incentive compensation. Taking into consideration the difficulty of comparisons to executives with different roles in peer companies, the Committee judged these awards to be appropriate given the performance of the particular operating group or the Company generally, the sizable annual incentive payouts in January 2008 and the overall constraint on stock grants resulting from the Company’s burn rate commitment noted above.

The Committee does not take a retrospective view whether actual payments realized fall within targeted parameters given the timing of compensation decisions made and as reported in the proxy statement.”

23. Please analyze how the Management Organization and Compensation Committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers or modify the manner in which your compensation program is implemented. Describe how and why the Committee found the tally sheet useful in determining the various elements of compensation for the named executive officers.

RESPONSE:

In future filings, to the extent applicable, we will supplement our disclosure regarding how the Management Organization and Compensation Committee uses the tally sheet information, as follows (we have underlined the new disclosure for the Staff’s convenience):

“The Committee reviews tally sheets for each named executive officer, compiling all elements of annual compensation as well as wealth accumulation from stock option exercises and restricted stock/restricted stock unit vestings over the past three years, for several purposes. The Committee has found that the tally sheets present a comprehensive and detailed data set for compensation paid and accrued for each executive officer. This data serves as a useful reference point for the competitive market data presented by Hewitt, promoting continuity and a sound footing for compensation decisions. In addition, the Committee uses the tally sheet to track contractual commitments under change-in-control agreements as the elements of compensation and relevant amounts change from year to year. In making annual compensation decisions, the Committee refers to the tally sheets for the purpose of gauging whether the annual stock grants are appropriate in light of previous wealth accumulation. However, as only one of several information sources used by the Committee (other data points include competitive market data provided by Hewitt, the size of cash awards under the EVA Plan, historical grant practices by the Company, and analysis of the shares available under the Stock Incentive Plan), the tally sheets are not determinative with respect to any particular element of compensation, the amount awarded or the manner in which the Company’s compensation program is implemented.”

24. Please understand that discussion of the various items of corporate and individual performance that were considered by the Management Organization and Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2007. For example, on page 18, we note minimal, if any, discussion and analysis as to how the share-based compensation under the Stock Incentive Compensation Plan was determined. For each named executive officer, state the factors that were considered in determining the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Management Organization and Compensation Committee determined that the levels of compensation were appropriate in light of the factors considered.

RESPONSE:

Please see the response to Question 22 regarding the use of competitive market data and to Question 25 regarding payouts under the EVA Incentive Compensation Plan. With regard to stock-based compensation, our proxy statement discloses that the Committee considered the peer group data compiled by Hewitt as well as our historical grant practices including number of shares, fair market value of stock and Black-Scholes values for options. The proxy statement also discloses that the Committee reviewed tally sheets for executive officers setting forth annual compensation as well as retirement program balances and accumulated holdings of stock options, restricted stock and Crane Co. stock. The Committee used these reference points in order to reach a judgment as to the appropriate proportions of stock options and restricted stock for the named executive officers. We believe this disclosure complies with Item 402(b) of Regulation S-K. However, to the extent applicable and material, we will provide more detailed analysis in future filings of how we arrived at and why we paid each particular level and form of compensation for the applicable year.

As an example of such disclosure, we would supplement our disclosure as follows:

“Each year, the Chief Executive Officer and the Board of Directors agree to a set of goals and objectives for the Chief Executive Officer as part of an annual assessment and review process managed by the Committee and such goals are used as a reference point for the Committee in making annual compensation decisions regarding the Chief Executive Officer. At the end of 2008, Mr. Fast and the Committee reviewed an assessment of his performance during that year, with reference to the goals and objectives established at the beginning of the year as well as challenges and opportunities that arose during the year. This assessment was shared with the other members of the Board of Directors, and their responses and other observations were compiled by the Chair of the Committee and then discussed with Mr. Fast. The principal conclusions of this assessment process for 2008 were (1) significant progress was made in building the Company’s intellectual capital through new hires and organizational changes, (2) record results were achieved in the first half of 2008 and the challenges of the economic downturn in the second half of 2008 were met with proactive cost reductions and careful attention to liquidity and (3) leadership was demonstrated throughout a very dynamic and difficult year. The Committee took these conclusions and findings into account, along with other data and information referred to above, in determining Mr. Fast’s compensation for 2008 and going into 2009. A similar process is followed for each of the Company’s other named executive officers except that it is the Chief Executive Officer who reviews the assessment with such executive officer and provides the conclusions and findings that help guide the compensation decisions affecting such officer.”

EVA, page 15

25. Please provide a clearer explanation of how the Compensation Committee determines the payouts under the EVA Plan. Explain the correlation between performance, as determined through the various components and methodologies utilized for purposes of determining EVA, and the payouts actually made to each of the named executive officers. Consider the use of an illustrative example to demonstrate how the Compensation Committee derives the payouts reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

RESPONSE:

In future filings, to the extent applicable, we will supplement our disclosure regarding how the Management Organization and Compensation Committee determines the payouts under the EVA Plan, as follows (supplemental text underlined for the Staff’s convenience):

“EVA — Corporate EVA Plan.

The bonus pool, which may be positive or negative, is then determined using a methodology set forth in the plan; if the prior year’s EVA was positive, 6% of current year positive EVA plus 10% of the change from the prior year’s EVA; if the prior year’s

EVA was negative, 15% of the change from the prior year’s EVA; provided that the Compensation Committee may determine, in its discretion, to fix different percentages and combinations of current EVA and change from the prior year. Under the terms of the Corporate EVA Plan, provisions relating to Crane Co.’s asbestos and Superfund liabilities, which are regarded as being legacy liabilities largely outside the control of management and for which current management should not be held accountable, are excluded from the calculation of EVA. To the extent permitted by the requirements of Section 162(m) of the Internal Revenue Code, the Compensation Committee may also exclude other significant non-budgeted or non-controllable gains or losses in order to properly measure executive performance. In February 2008, the Committee reviewed and approved the cost of equity component of the cost of capital calculation for 2008, and in January 2009, the Committee reviewed and approved the final determination of the aggregate Corporate EVA bonus pool for 2008, which was a negative $827,000.

The Corporate EVA bonus pool was calculated substantially as follows:

A.	Net Operating Profit After Tax	$163,179
B.	Average Capital Employed	$1,533,287
	x Cost of Capital	x8.979%
C.	Expected Return on Capital	$137,674
D.	Economic Value Added (A-C)	$25,505
E.	Current Year EVA x 6%	$1,530
F.	10% of EVA Change from Prior Year	$(2,357)
G.	Corporate Bonus Pool (E+F)	$(827)
H.	CEO Participation (30%)	$(248)
I.	Reported in Summary Compensation Table as	$0

All participants in the Corporate EVA Plan (there were 14 participants in 2008) share in this award in accordance with their participation percentage, as described below.

Participation Percentages and Payouts. At the beginning of each year, the Compensation Committee establishes a maximum participation percentage for executive officers; for 2008, the participation percentages were fixed at 30% for Mr. Fast and a maximum of 15% for any other executive officer named in the Summary Compensation Table, subject to determination of the final participation percentage after the end of the year. The total participation percentages of all participants equal 100 percent. In January 2009, the Compensation Committee approved the participation percentages of the participants in the Corporate EVA Plan, including Messrs. Fast (30%), MacCarrick (10%) and duPont (9.5%), based on competitive market analysis, prior participation percentages and the number of and relative performance of all participants in the Corporate EVA Plan. This amount, together with 6% interest on the portion of EVA awards earned but not paid out in previous years, appears in the Summary Compensation Table in the column headed “Non-Equity Incentive Plan Compensation,” and in the Grants of Plan-Based Awards Table in the column headed “Estimated Future Payouts under Non-Equity Incentive Plan Awards — Target.” (For years in which the EVA award is negative, as it was for participants in the Corporate EVA Plan for 2008, the Summary Compensation Table indicates zero compensation in this category.)

The participation percentage for each participant generally falls within a range established at the beginning of the year, with the final percentage fixed by the Committee after review of the EVA bonus pool calculation for the year and the relative performance assessments for all participants in the particular bonus pool.”

In connection with our responses the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Your comments or the Company's changes to its disclosures in response to your letter do not foreclose the Commission from taking any action with respect to the Company's filings, and

•	The Company will not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (203) 363-7301.

Respectfully,

Timothy J. MacCarrick

VP Chief Financial Officer